UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CNINSURE INC.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G2352K 108**

(CUSIP Number)

Kingsford Resources Limited

c/o Qiuping Lai

22/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(86)(20) 6122 2777

High Rank Investments Limited

c/o Qiuping Lai

22/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(86)(20) 6122 2777

Better Rise Investments Limited

c/o Chunlin Wang and Peng Ge

22/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(86)(20) 6122 2777

Qiuping Lai

22/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(86)(20) 6122 2777

Peng Ge

22/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(86)(20) 6122 2777

Chunlin Wang

22/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(86)(20) 6122 2777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K 108	SCHEDULE 13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS Kingsford Resources Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 190,826,540[1] ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 190,826,540[1] ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,826,540[1] ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.57%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	Includes (i) 3,767,149 ADSs (equivalent to 75,342,980 ordinary shares) and 38,172,080 ordinary shares held by Kingsford Resources Limited prior to August 13, 2015 and (ii) 77,311,480 ordinary shares delivered to Kingsford Resources Limited by CDH Inservice Limited on August 13, 2015 pursuant to a share purchase and sale agreement entered into between Kingsford Resources Limited and CDH Inservice Limited on January 4, 2015, as amended on August 12, 2015.

2	Based on 1,151,922,946 ordinary shares outstanding as of August 18, 2015 according to the issuer.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS High Rank Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 190,826,540[1] ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 190,826,540[1] ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,826,540[1] ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.57%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	Includes (i) 3,767,149 ADSs (equivalent to 75,342,980 ordinary shares) and 38,172,080 ordinary shares held by Kingsford Resources Limited prior to August 13, 2015 and (ii) 77,311,480 ordinary shares delivered to Kingsford Resources Limited by CDH Inservice Limited on August 13, 2015 pursuant to a share purchase and sale agreement entered into between Kingsford Resources Limited and CDH Inservice Limited on January 4, 2015, as amended on August 12, 2015.

2	Based on 1,151,922,946 ordinary shares outstanding as of August 18, 2015 according to the issuer.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS Better Rise Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 190,826,540[1] ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 190,826,540[1] ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,826,540[1] ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.57%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	Includes (i) 3,767,149 ADSs (equivalent to 75,342,980 ordinary shares) and 38,172,080 ordinary shares held by Kingsford Resources Limited prior to August 13, 2015 and (ii) 77,311,480 ordinary shares delivered to Kingsford Resources Limited by CDH Inservice Limited on August 13, 2015 pursuant to a share purchase and sale agreement entered into between Kingsford Resources Limited and CDH Inservice Limited on January 4, 2015, as amended on August 12, 2015.

2	Based on 1,151,922,946 ordinary shares outstanding as of August 18, 2015 according to the issuer.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 5 of 12

1	NAMES OF REPORTING PERSONS Qiuping Lai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,400,000[1] ordinary shares
	8	SHARED VOTING POWER 190,826,540[2] ordinary shares
	9	SOLE DISPOSITIVE POWER 5,400,000[1] ordinary shares
	10	SHARED DISPOSITIVE POWER 190,826,540[2] ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,226,540 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.96%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	Represents 5,400,000 ordinary shares issuable upon exercise of options within 60 days after August 18, 2015 held by Mr. Lai.

2	Includes (i) 3,767,149 ADSs (equivalent to 75,342,980 ordinary shares) and 38,172,080 ordinary shares held by Kingsford Resources Limited prior to August 13, 2015 and (ii) 77,311,480 ordinary shares delivered to Kingsford Resources Limited by CDH Inservice Limited on August 13, 2015 pursuant to a share purchase and sale agreement entered into between Kingsford Resources Limited and CDH Inservice Limited on January 4, 2015, as amended on August 12, 2015.

3	Based on 1,151,922,946 ordinary shares outstanding as of August 18, 2015 according to the issuer.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 6 of 12

1	NAMES OF REPORTING PERSONS Peng Ge
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,350,000[1] ordinary shares
	8	SHARED VOTING POWER 190,826,540[2] ordinary shares
	9	SOLE DISPOSITIVE POWER 5,350,000[1] ordinary shares
	10	SHARED DISPOSITIVE POWER 190,826,540 [2] ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,176,540 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.95%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	Represents 5,350,000 ordinary shares issuable upon exercise of options within 60 days after August 18, 2015 held by Mr. Ge.

2	Includes (i) 3,767,149 ADSs (equivalent to 75,342,980 ordinary shares) and 38,172,080 ordinary shares held by Kingsford Resources Limited prior to August 13, 2015 and (ii) 77,311,480 ordinary shares delivered to Kingsford Resources Limited by CDH Inservice Limited on August 13, 2015 pursuant to a share purchase and sale agreement entered into between Kingsford Resources Limited and CDH Inservice Limited on January 4, 2015, as amended on August 12, 2015.

3	Based on 1,151,922,946 ordinary shares outstanding as of August 18, 2015 according to the issuer.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 7 of 12

1	NAMES OF REPORTING PERSONS Chunlin Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,050,000[1] ordinary shares
	8	SHARED VOTING POWER 190,826,540[2] ordinary shares
	9	SOLE DISPOSITIVE POWER 4,050,000[1] ordinary shares
	10	SHARED DISPOSITIVE POWER 190,826,540[2] ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,876,540 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.86%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	Represents 4,050,000 ordinary shares issuable upon exercise of options within 60 days after August 18, 2015 held by Mr. Wang.

2	Includes (i) 3,767,149 ADSs (equivalent to 75,342,980 ordinary shares) and 38,172,080 ordinary shares held by Kingsford Resources Limited prior to August 13, 2015 and (ii) 77,311,480 ordinary shares delivered to Kingsford Resources Limited by CDH Inservice Limited on August 13, 2015 pursuant to a share purchase and sale agreement entered into between Kingsford Resources Limited and CDH Inservice Limited on January 4, 2015, as amended on August 12, 2015.

3	Based on 1,151,922,946 ordinary shares outstanding as of August 18, 2015 according to the issuer.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 8 of 12

This Amendment No. 4 on Schedule 13D/A (this “Amendment No. 4”) (i) amends that certain Schedule 13D relating to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of CNinsure Inc. (the “Issuer”), previously filed with the Securities and Exchange Commission on May 16, 2011, amended by Amendment No. 1 filed on September 15, 2011 and Amendment No. 3 filed on January 14, 2015 (as amend, the “Original 13D”) and (ii) supersedes that certain Schedule 13G relating to the Ordinary Shares, previously filed with the SEC on January 31, 2008 and amended by Amendment No. 1 filed on January 13, 2009, Amendment No. 2 filed on January 20, 2010, Amendment No. 3 filed on February 11, 2011 and Amendment No. 4 filed on February 13, 2012 (as amended, the “13G”). The Original 13D is amended and the 13G is superseded, in each case, to the extent they relate to the Reporting Persons (as defined below). The Ordinary Shares are represented by American Depositary Shares (“ADSs”, each representing 20 Ordinary Shares). The Issuer’s ADSs are listed on the NASDAQ Global Select Market under the symbol “CISG.”

This Amendment No. 4 is being filed jointly by Kingsford Resources Limited (“Kingsford Resources”), High Rank Investments Limited (“High Rank Investments”), Better Rise Investments Limited (“Better Rise Investments”), Qiuping Lai, Peng Ge and Chunlin Wang (each, a “Reporting Person” and together, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

As described in Item 4 below, Kingsford Resources, which is beneficially owned by Qiuping Lai, Peng Ge and Chunlin Wang, entered into a share purchase and sale agreement (the “Share Purchase Agreement”) on January 4, 2015, as amended by an amendment No. 1 to the Share Purchase Agreement (the “Amendment No .1”) on August 12, 2015 with CDH Inservice Limited (“CDH Inservice”), pursuant to which Kingsford Resources has agreed to purchase from CDH Inservice an aggregate of 91,600,000 Ordinary Shares and 3,151,149 ADSs (representing 154,622,980 Ordinary Shares) (the “Securities”) at a price of US$7 per ADS for an aggregate consideration of US$54,118,043 (the “Total Purchase Price”). The information set forth in Items 4 and 6 below is hereby incorporated by reference into this Item 2.

Each Reporting Person hereby disclaims beneficial ownership of any Ordinary Shares of the Issuer beneficially owned by any other Reporting Person except to the extent it or he has a pecuniary interest therein, and hereby disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any other Reporting Person.

This Schedule 13D supersedes the Schedule 13D filed by Kingsford Resources, High Rank Investments, Yinan Hu and Qiuping Lai with the SEC on May 16, 2011, as amended by Amendment No. 1 thereto filed with the SEC on September 15, 2011 and Amendment No. 3 thereto filed with the SEC on January 14, 2015, and Amendment No. 4 to the 13G filed on February 13, 2012.

Kingsford Resources is a holding company without any substantive operations. Approximately 69.4% of the total outstanding shares of Kingsford Resources are held by High Rank Investments, which is owned 100% by Qiuping Lai, president of the Issuer. Approximately 30.6% of the total outstanding shares of Kingsford Resources are held by Better Rise Investments, which is owned approximately 67.1% by Peng Ge, chief financial officer of the Issuer, and is owned approximately 32.9% by Chunlin Wang, chief executive officer of the Issuer. The principal business address for Kingsford Resources is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

High Rank Investments is a holding company without any substantive operations. High Rank Investments is owned 100% by Qiuping Lai. The principal business address for High Rank Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Better Rise Investments is a holding company without any substantive operations. Better Rise Investments is owned approximately 67.1% by Peng Ge and is owned approximately 32.9% by Chunlin Wang. The principal business address for Better Rise Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Qiuping Lai is a citizen of the People’s Republic of China and is president and a director of the Issuer. Mr. Lai’s business address is located at the principal office address of the Issuer.

Peng Ge is a citizen of the People’s Republic of China and is chief financial officer of the Issuer. Mr. Ge’s business address is located at the principal office address of the Issuer.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 9 of 12

Chunlin Wang is a citizen of the People’s Republic of China and is chief executive officer of the Issuer. Mr. Wang’s business address is located at the principal office address of the Issuer.

Information relating to the ownership and control persons of each of Kingsford Resources, High Rank Investments and Better Rise Investments is included in the footnotes to the beneficial ownership table in Item 5 below and in Exhibit 99.2 to this Schedule 13D. Qiuping Lai is a director of Kingsford Resources and the sole shareholder of High Rank Investments. Peng Ge is a director of Kingsford Resources and the sole director of Better Rise Investments, and one of the two shareholders of Better Rise Investment. Chunlin Wang is one of the two shareholders of Better Rise Investment. The name, business address, present principal employment and citizenship of the other directors and executive officers of Kingsford Resources, High Rank Investments and Better Rise Investments are set forth in Exhibit 99.2 to this Schedule 13D.

During the last five years, none of Qiuping Lai, Peng Ge, Chunlin Wang, Kingsford Resources, High Rank Investments, Better Rise Investments or, to the knowledge of Kingsford Resources, High Rank Investments or Better Rise Investments, (a) any executive officer or director of each of them; (b) any person controlling each of them; and (c) any executive officer or director of any corporation or other person ultimately in control of each of them, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The Reporting Persons have agreed to pay the Total Purchase Price of US$54,118,043 for the Securities in four instalments within two years. The Reporting Persons anticipate that the Total Purchase Price will be paid by loans or out of personal funds of the Reporting Persons.

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated as follows:

Kingsford Resources and CDH Inservice entered into the Share Purchase Agreement on January 4, 2015, as amended by the Amendment No. 1 on August 12, 2015. Pursuant to the Share Purchase Agreement, as amended, Kingsford Resources agreed to purchase the Securities from CDH Inservice for the Total Purchase Price.

Under the Share Purchase Agreement, as amended, CDH Inservice agreed to deliver to Kingsford Resources 3,865,575 ADSs or its equivalent in Ordinary Shares, approximately 50% of the Securities, on or prior to January 15, 2015 (the “First Delivery”), and Kingsford Resources agreed to pay consideration for such Securities in two instalments, with second instalment payment to be made no later than December 20, 2015 (“Transaction Part One”). CDH Inservice agreed to deliver to Kingsford Resources the remaining 3,865,574 ADSs or its equivalent in Ordinary Shares on or prior to August 15, 2015 (the “Second Delivery”), and Kingsford Resources agreed to pay consideration for such Securities in two instalments, with the first instalment to be made on or prior to June 30, 2016 and the second instalment payment to be made on or prior to December 20, 2016 (“Transaction Part Two”). Pursuant to the Share Purchase Agreement, as amended, CDH Inservice delivered 77,311,480 Ordinary Shares to Kingsford Resources on August 13, 2015.

If Kingsford Resources fails to make payment in accordance with the payment schedule therein, CDH Inservice is entitled to receive payment default interest or to require Kingsford Resources to return to CDH Inservice the amount of Securities which payment is in default. Between August 15, 2015 and September 15, 2015, CDH Inservice can choose to cancel Transaction Part Two during a payment default.

The foregoing summary is qualified in its entirety by the terms of the Share Purchase Agreement previously filed and the Amendment No. 1 filed herewith.

Item 5. Interest in Securities of the Company

Item 5 is hereby amended and restated as follows:

CUSIP No. G2352K 108	SCHEDULE 13D	Page 10 of 12

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Name	Amount Beneficially Owned(1)	Percentage of Class(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

Kingsford Resources Limited(3)	190,826,540	16.57%	190,826,540	0	190,826,540	0
High Rank Investments Limited(4)	190,826,540	16.57%	0	190,826,540	0	190,826,540
Better Rise Investments limited(5)	190,826,540	16.57%	0	190,826,540	0	190,826,540
Qiuping Lai(6)	196,226,540	16.96%	5,400,000	190,826,540	5,400,000	190,826,540
Peng Ge(7)	196,176,540	16.95%	5,350,000	190,826,540	5,350,000	190,826,540
Chunlin Wang(8)	194,876,540	16.86%	4,050,000	190,826,540	4,050,000	190,826,540

_________________________

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each listed person is based on 1,151,922,946 Ordinary Shares outstanding as of August 18, 2015 as well as the Ordinary Shares underlying share options exercisable by such person within 60 days of the date of this Schedule 13D.

(3)	Includes (i) 3,767,149 ADSs (equivalent to 75,342,980 ordinary shares) and 38,172,080 Ordinary Shares held by Kingsford Resources prior to August 13, 2015 and (ii) 77,311,480 Ordinary Shares delivered to Kingsford Resources by CDH Inservice on August 13, 2015.

(4)	High Rank Investments owns approximately 69.4% of the total outstanding shares of Kingsford Resources. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank Investments may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Kingsford Resources.

(5)	Better Rise Investments owns approximately 30.6% of the total outstanding shares of Kingsford Resources. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank Investments may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Kingsford Resources.

(6)	Includes (i) 3,767,149 ADSs and 115,483,560 Ordinary Shares held through Kingsford Resources, and (ii) 5,400,000 Ordinary Shares issuable upon exercise of options within 60 days of August 18, 2015 held directly by Mr. Lai. Mr. Lai holds approximately 100% of the total outstanding shares of High Rank Investments, which holds approximately 69.4% of the total outstanding shares of Kingsford Resources.

(7)	Includes (i) 3,767,149 ADSs and 115,483,560 Ordinary Shares held through Kingsford Resources, and (ii) 5,350,000 Ordinary Shares issuable upon exercise of options within 60 days of August 18, 2015 held directly by Mr. Ge. Mr. Ge holds approximately 67.1% of the total outstanding shares of Better Rise Investments, which holds approximately 30.6% of the total outstanding shares of Kingsford Resources.

(8)	Includes (i) 3,767,149 ADSs and 115,483,560 Ordinary Shares held through Kingsford Resources; and (ii) 4,050,000 Ordinary shares issuable upon exercise of options within 60 days of August 18, 2015 held directly by Mr. Wang. Mr. Wang holds approximately 32.9% of the total outstanding shares of Better Rise Investments, which holds approximately 30.6% of the total outstanding shares of Kingsford Resources.

As noted in Item 1, except as expressly otherwise set forth in this statement, the Reporting Persons disclaim beneficial ownership of any Ordinary Shares beneficially owned by any other Reporting Person or any other person except to the extent they have pecuniary interests therein.

To the knowledge of the Reporting Persons, and except insofar as Qiuping Lai, Peng Ge or Chunlin Wang may be deemed to beneficially own the Ordinary Shares (i) held by Kingsford Resources, High Rank Investments or Better Rise Investments or (ii) issuable upon exercise of options held directly by each of them within 60 days of August 18, 2015, none of the directors and officers of Kingsford Resources, High Rank Investments or Better Rise Investments beneficially owns any Ordinary Shares or ADSs.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 11 of 12

(c) During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the directors and officers of Kingsford Resources, High Rank Investments or Better Rise Investments has effected any transactions in the Ordinary Shares.

(d) To the best knowledge of the Reporting Persons, except for the agreements described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company

Item 6 is hereby amended and restated as follows:

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

Item 7 is amended and restated by the following exhibits:

Exhibit 99.1: Joint Filing Agreement dated January 14, 2015, by and among the Reporting Persons (previously filed)

Exhibit 99.2: List of directors and executive officers of (i) Kingsford Resources, persons controlling Kingsford Resources and executive officers and directors of other persons in control of Kingsford Resources, (ii) High Rank Investments, persons controlling High Rank Investments and executive officers and directors of other persons in control of High Rank Investments and (iii) Better Rise Investments, persons controlling Better Rise Investments and executive officers and directors of other persons in control of Better Rise Investments (filed herewith)

Exhibit 99.3: Share Purchase and Sale Agreement dated January 4, 2015, between Kingsford Resources Limited and CDH Inservice Limited (previously filed)

Exhibit 99.4: Amendment No. 1 to Share Purchase and Sale Agreement dated August 12, 2015 between Kingsford Resources Limited and CDH Inservice Limited (filed herewith).

CUSIP No. G2352K 108	SCHEDULE 13D	Page 12 of 12

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2015

KINGSFORD RESOURCES LIMITED

By:	/s/ Qiuping Lai
	Name:	Qiuping Lai
	Title:	Director

HIGH RANK INVESTMENTS LIMITED

By:	/s/ Qiuping Lai
	Name:	Qiuping Lai
	Title:	Director

BETTER RISE INVESTMENTS LIMITED

By:	/s/ Peng Ge
	Name:	Peng Ge
	Title:	Director

QIUPING LAI

/s/ Qiuping Lai

PENG GE

/s/ Peng Ge

CHUNLIN WANG
/s/ Chunlin Wang